NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940






                 PAINEWEBBER FINANCIAL SERVICES GROWTH FUND INC.
                           (Exact Name of Registrant)




         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    Signature
                                    ---------

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 13th day of January, 1997.

                                     PAINEWEBBER FINANCIAL SERVICES
                                     GROWTH FUND INC.



                                     By: /s/ Dianne E. O'Donnell
                                        -----------------------------------
                                         Dianne E. O'Donnell
                                         Vice President and Secretary


ATTEST: /s/ Keith A. Weller
       --------------------------
            Keith A. Weller
            Vice President and
              Assistant Secretary